							Exhibit 99(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges
	Twelve Months Ended
	December 31,						March 31,

	2000	2001	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$118,519	$138,018	$76,639	$64,620	$58,928	$60,424	$60,127
Interest applicable to rentals	5,753	4,458	3,250	3,793	3,426	3,039	3,379

Total fixed charges, as defined	$124,272	$142,476	$79,889	$68,413	$62,354	$63,463	$63,506

Earnings as defined:
Net Income	$93,745	$116,355	$103,352	$106,003	$105,948	$111,644	116,160
Add:
Provision for income taxes:
Total	81,263	43,761	76,177	75,845	78,013	69,343	71,714
Fixed charges as above	124,272	142,476	79,889	68,413	62,354	63,463	63,506

Total earnings, as defined	$299,280	$302,592	$259,418	$250,261	$246,315	$244,450	$251,380

Ratio of earnings to fixed charges, as defined	2.41	2.12	3.25	3.66	3.95	3.85	3.96